Filed by Dell Technologies Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the

Securities Exchange Act of 1934

Subject Company: Dell Technologies Inc.

(Commission File No. 001-37867)

The Essential and Trusted Technology Partner Leading the Way to Digital Transformation November 2018

IMPORTANT NOTICES No Offer or Solicitation This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law. Additional Information and Where to Find It This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”) with and into Dell Technologies, with Dell Technologies as the surviving entity, pursuant to which each share of Class V common stock of Dell Technologies will, at the election of the holder, convert into the right to receive shares of Class C common stock of Dell Technologies or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of Dell Technologies will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock and Class V common stock other than those held by affiliates of Dell Technologies, in each case, voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a single class, and will be submitted to stockholders for their consideration. Dell Technologies has filed a registration statement on Form S-4 (File No. 333-226618). The registration statement was declared effective by the Securities and Exchange Commission (“SEC”) on October 19, 2018, and a definitive proxy statement/prospectus was mailed to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction on or about October 23, 2018. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting Dell Technologies’ website at http://investors.delltechnologies.com. Participants in the Solicitation Dell Technologies and its consolidated subsidiaries and their directors, executive officers and other members of their management and employees, and Silver Lake Technology Management, L.L.C. and its managing partners and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Dell Technologies in favor of the proposed merger and the other transactions contemplated by the merger agreement, including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C common stock of Dell Technologies or cash. Information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the aforementioned proxy statement/prospectus that has been filed with the SEC. 2

IMPORTANT NOTICES (CONT’D) Dell Technologies Inc. Disclosure Regarding Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to Dell Technologies or its management are intended to identify these forward-looking statements. All statements by Dell Technologies regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. Dell Technologies’ results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement on Form S-4 (File No. 333-226618) that has been filed with the SEC and declared effective as well as its periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, Dell Technologies undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise. 3

TABLE OF CONTENTS COMPANY HI GHLIGHTS CLASS V TRANSACTION OVERVIEW APPENDI X 4

CLASS V TRANSACTION: THE BEST ALTERNATIVE TO MAXIMIZE VALUE FOR DVMT STOCKHOLDERS    This transaction …is the result of a rigorous process including a fully independent Special Committee, with a mandatory ‘majority of the minority’ vote to be held …incorporates direct feedback from stockholders regarding value, cash consideration and governance; four stockholders holding ~17% of the stock as of the record date have signed binding voting agreements in support of the transaction …is at a fair price, representing a significant premium of ~42% to the DVMT closing price prior to announcement, significantly above precedent transaction premia …provides stockholders with the opportunity to participate in the upside of Dell Technologies, which has an unmatched portfolio of integrated, end-to-end IT solutions, leading positions in key strategic markets and significant scale …includes several governance enhancements not currently available to DVMT stockholders    We believe that this transaction is the best way to maximize value for DVMT stockholders Source: CapIQ, company filings 5

TRANSACTION SUMMARY (1/2)    For each Class V share, existing stockholders can elect to receive: — $120 in cash per DVMT share (~42% premium to the Class V share closing price prior to July 2 announcement)    – Cash consideration mix subject to proration ($14 billion cap on aggregate cash consideration)    – If cash is fully subscribed, will constitute 59% of consideration — Shares of Class C common stock at an exchange ratio that is between 1.5043 and 1.8130 shares – Exchange ratio adjustment mechanism developed in response to stockholder feedback to provide protection to the valuation of Class C shares – Exact exchange ratio will be determined based on the stock/cash election mix as well as the volume weighted average trading price of the Class V shares during the 17 trading day period ending on the election deadline (which is the eighth trading day following announcement of shareholder approval) – If the Class V VWAP is $120.00 or higher, the exchange ratio will be fixed at 1.5043 – If the Class V VWAP is $104.55 or lower and assuming cash elections of at least $14 billion, the exchange ratio will be fixed at 1.8130 – If the Class V VWAP is between $104.55 and $120.00 the exchange ratio will be fixed at a ratio between 1.5043 and 1.8130, depending on the exact Class V VWAP and cash/stock election mix    Pro forma for the transaction, DVMT stockholders will own 17.0% – 33.1% of Dell Technologies, depending on cash election amounts, implying a pro forma equity value of $58.2 – $72.2 billion for Dell Technologies 6

TRANSACTION SUMMARY (2/2)    The final vote will be determined by a ‘majority of the minority’ with Michael Dell and Silver Lake ineligible to vote — Dodge & Cox, Elliott Management, Canyon Partners and Mason Capital Management (who collectively hold ~17% of the stock as of the record date) have executed binding voting agreements to support the transaction    In connection with this transaction, Dell Technologies’ Class C common shares will be listed on the NYSE    If approved, the Board will declassify, and 50% of Directors will be independent immediately post-closing of the transaction. Additionally:    — Class C common stock holders will have the right to elect one director starting at the second annual stockholder meeting after the close of the transaction — Nominating and Corporate Governance Committee will be formed — Fourth independent director to be appointed to the Board by 30-Jun-2019    VMware’s board of directors, on the recommendation of a special committee of its directors, has voted to declare an $11 billion cash dividend pro rata to all VMware stockholders, contingent on satisfaction of the other conditions to the completion of the transaction. Dell Technologies’ share of such dividend will be approximately $9 billion — Dell Technologies plans to use the dividend proceeds, plus up to $5 billion in debt financing, to fund the cash consideration paid to Class V stockholders — No credit ratings downgrade expected following incurrence of the additional $5 billion of debt 7

REVISED OFFER INCREASES TOTAL VALUE AND AGGREGATE CASH CONSIDERATION TO CLASS V STOCKHOLDERS 25 23.9    Cash Stock 21.7 20    New offer the result of 1 16.9 9.9 constructive engagement B) $    Solicited feedback from ( 15 12.7 multiple stockholders ue al    Entered into voting V agreements with Dodge & 10 Cox, Elliott Management, Equity 14.0 Canyon Partners and Mason 9.0 59% of Capital Management, who 5 Total collectively hold 17% of 41% of Class V common stock as of Total the record date 0    Pre-Announcement Original Offer Revised Offer    (2-Jul-2018) (15-Nov-2018)2 Per Share $84.58 $109.00 $120.00 Note: Assumes Class V stockholders elect to receive an aggregate amount of cash consideration that is equal to or exceeds the cash consideration cap. 1 Assumes $120 per share value for both cash and stock elections under the revised offer. 2 Assumes minimum exchange ratio of 1.5043 per Class V share. 8

COMPANY HIGHLIGHTS 9

A DIGITAL REVOLUTION – THE EXPLOSION OF DATA AND COMPUTING POWER IS DRIVING A NEW WAVE OF IT SPEND    DEVICES 1 DATA 2 IT SPEND 3    180    4% 1,000,000 IoT 160 CAGR 3.5 3.4    140    Mobile 120 3.2 10,000 GBs) ) 3.1    $ (M) (    (1T 100    PC 100 80 Devices Mainframe Zettabytes 60 Trillions 1 40    20 0 0 1985 2011 2020+ 2018 2019 2020 2021 1 Market Source: Morgan Stanley, The Data Era Becomes Investable (Apr, 2018) and Company research. 2 Market Source: IDC, Data Age 2025 study; sponsored by Seagate (Apr, 2017). 3 Market Source: Gartner, Forecast Enterprise IT Spending by Vertical Worldwide (Aug, 2018). 10

DELL TECHNOLOGIES HAS A LEADING PORTFOLIO OF INTEGRATED END-TO-END TECHNOLOGY SOLUTIONS READY TO MEET THIS WAVE

DELL Technologies

$86.8B Non-GAAP Revenue (TTM)[1]	**$10.0B** Adjusted EBITDA (TTM)[1]	**$8.5B+** Cash Flow from Operations (TTM)	**$12.8B+** R&D Invested over Past 3 Fiscal Years[2]
#1 Virtualization, Storage, Servers, Client[3]	**99%** Of Fortune 500 Served	**40k+** Sales Force	**85%** Software engineers in ISG engineering staff

Innovation and Integration Across Dell Technologies Portfolio

Infrastructure Solutions Group (ISG)

- $34.4B revenue (TTM)
- Servers
- Networking
- Converged and hyper-converged infrastructure
- Storage

DELL EMC

Client Solutions Group (CSG)

- $41.7B revenue (TTM)
  Commercial PCs
- Consumer PCs
- Virtual desktop infrastructure devices
- Software & peripherals

DELL

VMware

- $8.4B revenue (TTM)[1]
- Software-defined data center
- End-user computing
- Networking & security
- Hyper-converged infrastructure
- Hybrid cloud

vmware
($61.5B[4] market cap, 81%[5] Dell ownership)

Other Aligned Businesses

- Pivotal ($4.6B[4] market cap, 68% Dell/VMware ownership)
- SecureWorks ($1.3B[4] market cap, 86% Dell ownership)
- RSA (Leading security software business)
- Virtustream (Cloud infrastructure platform)
- Boomi (Cloud iPaaS platform)

Pivotal RSA virtustream Boomi Secureworks

Source: Public filings, CapIQ, market data as of 13-Nov-2018. Note: Performance metrics sourced from public filings. All TTM numbers represent Q3 FY18 through Q2 FY19. [1] See appendix for reconciliation of GAAP to Non-GAAP measures. [2] Dell Technologies' cumulative R&D investment includes EMC amounts prior to the merger transaction date on 7-Sep-2016. [3] Gartner, IDC market research, company filings; Client statistic calculated by Dell Technologies utilizing other PC OEMs' financial information, including HP Inc.'s Personal Systems operating segment and Lenovo International's PC & Smart Device business group, from the companies' respective public filings. [4] As of 13-Nov-2018.
[5] Ownership statistic as of Q2 FY19.

DELL Technologies
11

DELL TECHNOLOGIES HAS A TRACK RECORD OF LONG-TERM INVESTMENT UNDER CHALLENGING CONDITIONS…

SEGMENT	BUSINESS SENTIMENT	INVESTMENT	BUSINESS TODAY
PC	*At Take Private, forecasts reflected…* **Perpetual decline** in **PC Revenue** 	• Powerful and dynamic workstations • Gaming and rugged notebooks • Peripherals and display technology	**23 Quarters** of consecutive PC share gains, while maintaining a #1 position in PC profits
SERVERS	*At Take Private, perception was…* **Subscale server** business will be made **obsolete by the Cloud**	• Focus on products that can handle workloads for AI, ML, and data analytics • New offerings in 14G PowerEdge and PowerEdge MX	STRONG FINANCIAL PERFORMANCE[1] (REVENUE $B) 
STORAGE	**Lost 1,200+ bps of share** over the better part of 3 years leading up to / immediately following the EMC acquisition	• Go-to-market investments: hired 1,000 new storage sales specialists • Product innovation – VxRail, Flash Storage, PowerMax, and PowerVault • Simplifying product portfolio	**330 bps Share Gain** in 1H CY18[2]

$230B
$210B
$190B
$170B
$150B
2012A
2013E
2014E
2015E
2016E
2017E

$2.9
$5.1
Take Private (Q3 FY14)
Today (Q2 FY19)

$12.8B+ Invested in R&D Across the Dell Technologies Family Over Past 3 Years[3]

DELL Technologies

Source: Gartner, IDC (November 2013 forecast data). [1] Based on reported results for Servers & Networking: Q3 FY14 reported under ASC 605. [2] Based on the IDC Quarterly Enterprise Storage Systems Tracker - Final Historical for world-wide external storage, Q2 2018. [3] Dell Technologies' cumulative R&D investment includes EMC amounts prior to merger transaction date on 7-Sep-2016.

12

…AND CONTINUES TO INVEST TO SUSTAIN LONG-TERM GROWTH GUIDING PRINCIPLES CONTINUED FOCUS AREAS SALES COVERAGE    Disciplined Approach: Investment    decisions based on maximizing ROI Focus on    Improve Expand High-Value    Coverage Regional Customer    Long-Term Focus: Invest to strengthen Model Tranches Coverage long term business model    PRODUCT DEVELOPMENT AND INFRASTRUCTURE    Adaptability: Level of investment will    Product IT & vary with opportunity and business Roadmap Security needs 13

THE OUTLOOK IS POSITIVE

		FY19 GUIDANCE	LONG-TERM TARGETS AT CURRENT MARKET PROJECTIONS: Revenue	LONG-TERM TARGETS AT CURRENT MARKET PROJECTIONS: Performance vs. Market (Orders Basis)
NON-GAAP REVENUE	TOTAL	$90.5B – 92.0B	4% – 6% CAGR	Grow at a premium to market in all major product categories
	ISG GROWTH	14% – 18%	3% – 5% CAGR	Mainstream Server: 5-7pts growth premium vs. market External Storage: 8-9pts growth premium vs. market
	CSG GROWTH	8% – 12%	2% – 4% CAGR	Client: ~115-145bps annual share gain
NON-GAAP OPERATING INCOME		$8.4B – 8.8B	~12% of Revenue in FY23	
NON-GAAP NET INCOME		$4.9B – 5.3B	Net income to grow more quickly than operating income	

Note: Client unit share expectations excluding Chrome; Mainstream Server growth premium compared to IDC forecast excluding Hyper-converged Infrastructure; External Storage growth premium compared to IDC forecast which includes Hyperconverged Infrastructure.; Internal analysis directionally adjusts IDC reporting to Dell Technologies' product taxonomy; All IDC reporting on a CY basis, not adjusted for Dell Technologies' FY convention; Revenue and financials represented on a Non-GAAP basis.

DELL Technologies

14

CLASS V TRANSACTION OVERVIEW 15

PROTECTING AND MAXIMIZING VALUE FOR CLASS V HOLDERS

THOROUGH PROCESS LED BY INDEPENDENT SPECIAL COMMITTEE

- Special Committee created and composed of two highly qualified, independent directors and granted full latitude to negotiate with Dell Board
- Transaction irrevocably conditioned upon the approval of the Special Committee and the affirmative vote of a majority of unaffiliated Class V holders
- Took atypical step of disclosing alternatives being considered and solicited stockholder feedback
- The transaction was highly negotiated and the terms were improved through several exchanges of counterproposals
- Final terms and post-close governance enhancements were informed by direct conversations with a number of DVMT's largest holders

February — March — June — July — November

02-Feb-2018
Independent directors begin work

March – June
Special Committee undertakes financial evaluation, consideration of alternative transactions, engagement with VMware, stockholder engagement and ongoing negotiations with Dell on value, price, structure and governance

01-Jul-2018
Special Committee concludes process and recommends Dell Board vote for transaction

02-Jul-2018
Dell announces transaction to convert Class V Common Stock into shares of Dell's Class C Common Stock

5-Nov-2018 to 14-Nov-2018
Engaged in confidential discussions with Class V holders, resulting in increased consideration and governance enhancements

ADDITIONAL ACTIONS TAKEN

- ✓ Retained independent financial and legal advisors
- ✓ Fairness opinion received
- ✓ Analyzed numerous alternatives for maximizing value
- ✓ Received feedback from 35+ stockholders (~45% of base)
- ✓ Sought independent analysis from DISCERN Analytics
- ✓ Completed business due diligence

COMMITTEE COMPOSED OF STRONG INDEPENDENT DIRECTORS



David Dorman
Founder, Centerview Capital Technology
Former Chairman & CEO, AT&T

In Addition:
- Chairman of CVS Health Corporation
- Director of PayPal Holdings, Inc.
- Former Chairman of Motorola Solutions, Inc., and Director of Yum! Brands, Inc.



Bill Green
Former Chairman & CEO, Accenture

In Addition:
- Co-CEO and Co-Chairman of GTY Technology Holdings Inc.
- Director of S&P Global Inc., Pivotal Software, Inc. and Inovalon Holdings, Inc.

16

THOROUGH INDEPENDENT ASSESSMENT OF ALTERNATIVES

OPTIONS CONSIDERED BY DELL BOARD

Class V	Negotiated exchange with a cash election option that represented a significant and immediate 29% premium[1] to the closing price of Class V shares prior to announcement. Revised offer represents an increased premium of 42%[1]
IPO	Initial public offering of Class C Common Stock
Dell + VMware	Business combination transaction between Dell Technologies and VMware, subject to, among other conditions, approval by the VMware board of directors (including separate approval of a committee of VMware board of directors consisting solely of independent and disinterested directors)
Status Quo	Maintain the status quo with the existing ownership structure, under which our Class V Common Stock would remain outstanding

SPECIAL COMMITTEE ASSESSMENT

- Business due diligence
- Financial evaluation
- Engagement with VMware – Board, management, customers and employees
- Stockholder engagement
- Robust negotiations between Dell and the Special Committee

After a rigorous assessment of alternatives, the Special Committee concluded the proposed Class V Transaction is the best way to maximize value for Class V Stockholders

[1] Based on 29-Jun-2018 share price.

17

FINAL DEAL STRUCTURE AND CONSIDERATION INFORMED BY EXTENSIVE STOCKHOLDER ENGAGEMENT

THROUGHOUT THE COURSE OF DELL'S STRATEGIC REVIEW AND PURSUIT OF THE CLASS V TRANSACTION, DELL ENGAGED WITH ~35 INVESTORS REPRESENTING ~45% OF CLASS V SHARES

2018 Timeline February | March | April | May | June | July | August | September | October | November

February
Outreach regarding potential business opportunities / transactions under consideration

April
Special Committee obtains feedback from 20 investors representing 40% of Class V shares regarding deal structure

July
Class V transaction announcement / post-announcement outreach

Early September
Q2 earnings / post-earnings outreach

Late Sep / Oct
Analyst Day / post-Analyst Day outreach

Detail of November 5th through 14th Stockholder Negotiations

- At the request of the Special Committee and the Board, advisors engaged with stockholders to identify and address remaining concerns
- Discussions resulted in ~10% increase to deal consideration and governance improvements of Dell Technologies

DELL Technologies

18

ATTRACTIVE OPPORTUNITY FOR DVMT STOCKHOLDERS

DVMT Tracking Stock

- Intended to track the economic performance of ~61% of Dell Technologies' economic interest in VMW, equivalent to ~50% of VMW outstanding common stock
- No direct ownership in the underlying VMware stock
- Has consistently traded at a significant discount to the underlying VMware shares

Proposed Transaction

- Choice of $120 cash or 1.5043-1.8130 Dell Technologies Class C shares per DVMT share
- Subject to maximum of $14.0B of cash consideration

$120 CASH / SHARE[1]



% Premium[2]
42 %
43 %
34 %
Closing Price (6/29)
30-Day VWAP
All Time High

CASH CONSIDERATION UP TO 59% OF TOTAL CONSIDERATION

OR

UNMATCHED ASSET PORTFOLIO

100%	DELL | ISG / CSG
81%	vmware
68%	Pivotal
86%	Secureworks
100%	RSA, virtustream, DELL Boomi

STRONG RECENT PERFORMANCE[3]

Outperformance vs. Market	IDC	DELL Technologies
External Storage	+17%	+31%
Mainstream Server	+32%	+43%
Hyper-converged	+78%	+119%
Client (PC)	+1%	+8%
Commercial (PC)	+4%	+10%
Consumer (PC)	-3%	+4%

17-33% PRO FORMA OWNERSHIP – VARIABLE EXCHANGE RATE PROVIDES ADDITIONAL PROTECTION TO STOCK ELECTION

Source: Dell Technologies public filings, IBES, Bloomberg, CapIQ.
[1] Subject to a maximum aggregate cash consideration of $14B. [2] Premium to DVMT closing price prior to 2-Jul-2018 announcement; Represents all-time high prior to 2-Jul-2018 announcement. [3] IDC data (2018)

19

DELL Technologies

STOCK ELECTION INCLUDES VARIABLE EXCHANGE RATE PROVIDING ADDITIONAL PROTECTION TO STOCKHOLDERS    Exchange ratio mechanism developed in response to stockholder feedback to provide protection to the valuation of Class C shares — Exchange ratio mechanism between 1.5043 and 1.8130 shares of Class C common stock — Range based on the cash/stock election mix and the volume-weighted average price of DVMT — VWAP is measured during the 17 trading day period ending on the election deadline (which is the eighth trading day following announcement of shareholder approval) $ 120.00 $ 118.00 $ 116.00 $ 114.00 $ 112.00 $ 110.00 $ 108.00 $ 106.00 $ 104.55    Assuming Zero Cash Election ($0B) 1.5043 1.5043 1.5043 1.5043 1.5043 1.5043 1.5043 1.5043 1.5043 Assuming Midpoint Cash Election ($7B) 1.5043    1.5243    1.5443    1.5642    1.5842    1.6042    1.6242    1.6442     1.6586    Assuming Maximum Cash Election ($14B) 1.5043    1.5443    1.5842    1.6242    1.6641    1.7041    1.7441    1.7840     1.8130    20

CLASS V TRANSACTION OFFERS A SIGNIFICANT PREMIUM TO HISTORICAL TRADING    DVMT $ 140.00 (Class V Transaction) DVMT S&P 500 166% 88% 24% Premium to open price return over period from return over period from on 07-Sep-16 07-Sep-16 opening to 07-Sep-16 opening to $120 Class V Offer Price 29-Jun-18 close 29-Jun-18 close $ 120.00    02-Jul-18 DVMT Close Price: $84.58    (29-Jun-18, prior to    Class V announcement)    Transaction Offer Premium¹ $ 100.00 Announced 29% $ 80.00 07-Sep-16 DVMT Opening    Price: $45.07    1st DVMT Offer Premium2    Trading Day 166% $ 60.00 15-Nov-18 DVMT Close Price: $84.58 (29-Jun-18, prior Revised to announcement) Class V Offer Premium2 Offer 42% $ 40.00 Sep-2016 Jan-2017 May-2017 Sep-2017 Jan-2018 May-2018 Sep-2018 DVMT Class V Offer Price Source: Dell Technologies public filings, CapIQ. Market data as at 13-Nov-2018 ¹ Relative to $109 Class V offer price. 2 Relative to $120 Class V offer price 21

INITIAL DISCOUNT PERSISTENT DESPITE ATTEMPTS TO CLOSE GAP

DVMT DISCOUNT RELATIVE TO VMWARE STOCK PRICE



Sep-2016
Feb-2017
Jul-2017
Dec-2017
May-2018
Oct-2018
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
-50.0%
-60.0%
07-Sep-16
1st DVMT Trading Day
When Issued Trading Suggested Discount: 40%
Expected Discount Immediately Prior to Vote: 50%
Implied Discount at Closing of EMC Transaction: 34%
98% of stockholders voted in favor of the transaction at the time when the expected discount was 50%
13-Nov-18
Illustrative discount at Class V Offer Price of $120: 20%
FY17
~$0.7B spent on repurchase of ~13.8m shares, representing ~6.2% of initial outstanding shares
FY18
~$0.7B spent on repurchase of ~9.7m shares, representing ~4.3% of initial outstanding shares
25-Jan-2018
WSJ Article
Wall Street Journal releases article regarding DVMT Strategic Review

- Tracking stocks typically trade at a discount to their Net Asset Value
- A variety of factors may influence trading, including:
  - Demand and depth of merger arbitrage fund market
  - Relative liquidity
  - Relative economic and voting interests
  - Broader market dynamics
- While Dell has worked hard to narrow the discount and generate value for DVMT stockholders by delivering on financial performance and driving demand for the stock through repurchases, **ultimately the market sets the price**

DELL TECHNOLOGIES ACTIONS TAKEN TO AMELIORATE DVMT TRADING DISCOUNT

- $13.7B debt paid down[1]
- Substantially increased revenue growth and cash flow
- Repurchased $1.4B of DVMT shares

Source: Bloomberg, Company filings., CapIQ; market data as of 13-Nov-2018. [1] Since EMC acquisition.

DELL Technologies

22

THE DVMT TRANSACTION REPRESENTS A MEANINGFUL PREMIUM RELATIVE TO PRECEDENT BUYOUTS BY MAJOR STOCKHOLDERS

PREMIA OFFERED TO TARGET STOCKHOLDERS IN PRECEDENT TRANSACTIONS SINCE 2017, >$1B ENTERPRISE VALUE



Additional ~$18 per DVMT share premium vs. precedent transaction median
6 %
6 %
18 %
21 %
23 %
26 %
29 %
42 %
GGP Inc
Williams Partners LP
Nord Anglia Education Inc
Precedent Transaction Median
Archrock Partners LP
ONEOK Partners LP
HSN Inc
DVMT

	GGP Inc	Williams Partners LP	Nord Anglia Education Inc	Precedent Transaction Median	Archrock Partners LP	ONEOK Partners LP	HSN Inc	DVMT
Acquirer	Brookfield Property Partners	The Williams Cos Inc	Bach Fin Ltd	NA	Archrock Inc	ONEOK Inc	Liberty Interactive Corp	Dell Technologies
EV ($B)	$ 27.7	$ 10.5	$ 1.2	NA	$2.0	$ 17.1	$ 1.8	$ 23.9
Date Ann.	Nov-17	May-18	Apr-17	NA	Jan-18	Feb-17	Jul-17	Nov-18
Bidder stake	34 %	73 %	65 %	NA	41 %	40 %	38 %	39 %

- Premia in M&A transactions are generally attributed to the transfer of control from public stockholders to the acquirer
- In a transaction with a controlling or major stockholder, premia are substantially lower than a typical acquisition and inversely correlated with the size of the control stake
- In the proposed transaction, DVMT stockholders are receiving a premium well in excess of precedents

Source: Dealogic, FactSet, company filings, public sources
Note: Precedents includes transactions with enterprise value ≥ $1,000M where acquirer owned ≥30% of shares outstanding at the time of the offer.

23

DELL Technologies

DELL DESERVES A PREMIUM MULTIPLE VS PEERS    1    $87B $81B    $57B $49B    $31B $6B Significant Scale Broad Portfolio of IT Solutions #1 Leadership in Served Markets Market Share Growth YoY Quarterly Rev. Growth2 Strongest Overall Performance Compared to Peers – While Increasing Guidance Further for FY2019 Total 16% 4% 12% 6% 4% 12 % PC 13%—12% ——Storage 13% 4% — 1% 12 % Server3 34% — 2% 5%—TTM LFCF Conversion 139% 97% 116% 101% 18% 130 % Source: TTM Non-GAAP revenue presented for all companies based on most recent filings. Cisco’s Whiptail storage business considered immaterial. Note: IBM financial data does not include pending Red Hat acquisition. 1 See appendix for reconciliation of GAAP to Non-GAAP measures. 2 Represents growth from most recently reported quarter. 3 Dell Server growth is based on “Server and Networking” sub-segment. 24

ATTRACTIVE BUSINESS AND FINANCIAL PROFILE COMPARED TO OTHER STORAGE PROVIDERS

TTM NON-GAAP REVENUE & BUSINESS MIX ($B)



$87
$31
$6
Dell Technologies
Hewlett Packard Enterprise
NetApp

	Dell Technologies	Hewlett Packard Enterprise	NetApp
Client	✓		
Storage	✓	✓	✓
Server	✓	✓	
Networking	✓	✓	
Virtualization	✓		
Cybersecurity	✓		
Cloud platform	✓	✓	

KEY METRICS

		Dell Technologies	Hewlett Packard Enterprise	NetApp
Revenue	**CY17 – CY18E Revenue Growth**[1]	13.6%	3.6%	6.6%
	External Storage Revenue Growth YoY[2]	31.1%	14.8%	20.8%
	Mainstream Server Revenue Growth YoY[3]	43.1%	18.0%	-
	Hyper-converged Systems Revenue Growth YoY[4]	119%	116%	-
Cash Flow	**TTM Levered Free Cash Flow Conversion**	139%	18%[6]	130%
Valuation	**TTM TEV / Adj. EBITDA** (Dell Ex. Public Subs)	8.2x	5.9x	12.8x
	TTM Eq. Val / Non-GAAP NI (Dell Ex. Public Subs)	5.4x[5]	9.2x	19.8x
	TTM Eq. Val / LFCF (Dell Ex. Public Subs)	4.1x[5]	53.6x[6]	15.3x

HPE not comparable on an EBITDA basis given that capex as % of EBITDA significantly higher than peers' (see page 26 for detail); HPE also employs non-comparable accounting methodology

Superior Breadth at Greater Scale While Outperforming on Growth and Free Cash Flow Efficiency

Source: IBES, CapIQ, and Bloomberg as of 13-Nov-2018. TTM Non-GAAP revenue presented for all companies based on most recent filings. [1] Dell Technologies Revenue Growth is calculated using FY18 Non-GAAP revenue and the midpoint of FY19 revenue guidance. NetApp and HPE Revenue Growth are calculated using IBES consensus figures. [2] External Storage Revenue Source: H1 CY18 IDC External Storage data as of 5-Sep-2018. [3] Mainstream Server Revenue Source: H1 CY18 IDC Mainstream Server data as of 5-Sep-2018. [4] Hyper-converged Systems Revenue Source: H1 CY18 IDC Hyper-converged data as of 25-Sep-2018. [5] TTM LFCF and TTM Non-GAAP Net Income are PF for incremental interest expense associated with $5B of new debt. [6] HPE levered free cash flow figure does not adjust for ~1 month of HPE Software cash flow impact prior to that divestiture.

DELL Technologies
25

CAPITAL INTENSITY – DELL VS. HPE CATEGORY DELL (EXCL . PUBLIC SUBS) HPE CapEx as % of Non- CapEx as % of    GAAP Revenue CapEx as % of EBITDA Revenue CapEx as % of EBITDA Capital Intensity1 1.6% 17.7% 9.4% 54.7% ~3x higher than Dell DFS originates financings through Capital Leases², with the HPFS originates financings through Operating Leases, with the Accounting underlying asset derecognized from the balance sheet and no underlying CapEx asset on the balance sheet and associated Considerations CapEx or depreciation expense recorded depreciation expense recorded over time 13.1x 9.9x    8.2x    5.9x Valuation Implications    TTM TEV/EBITDA3 TTM TEV/(EBITDA – CapEx) TTM TEV/EBITDA TTM TEV/(EBITDA – CapEx) When Adjusted for the Material Difference in Capital Intensity, HPE Trades at a Premium to the Implied TTM TEV/(EBITDA – CapEx) Multiple for Dell (Excl . Public Subs ) Based on the $ 79 . 77 price per Class C share Source: Company and HPE share price as of 13-Nov-2018; See Exhibit for TTM Non-GAAP revenue and EBITDA presented for Dell (excluding public subsidiaries). HPE TTM Revenue and EBITDA recalculated from most recent public filings. 1 Calculations based off of TTM Q2 FY19 for Dell and TTM Q3 FY18 for HPE. Dell’s CapEx includes capitalized software. ² Equivalent to Sales-Type leases as described in Company annual and quarterly filings. 3 Illustrative Dell valuation multiples shown at time of announcement assume completion of the Class V Transaction and maximum cash election scenario at $79.77 / DHI share. 26

ATTRACTIVE IMPLIED PRO FORMA DELL TECHNOLOGIES VALUATION



CY17 – CY18E REVENUE GROWTH
13.6%
10.1%
6.6%
4.7%
3.6%
0.7%
DELL Technologies 1
NetApp
CISCO
Hewlett Packard Enterprise
IBM



TTM EQUITY VALUE / LEVERED FREE CASH FLOW
Discount to Median
(68)%
Peer Median (Excl. HPE): 12.9x3
9.5 x4
4.1 x4
16.5 x
15.3 x
10.4 x
9.2 x
53.6x
DELL Technologies
Excl. Public Subs2
CISCO
NetApp
IBM
Hewlett Packard Enterprise



TTM ENTERPRISE VALUE / ADJ. EBITDA
Discount to Median
(18)%
Peer Median (Excl. HPE): 10.0x5
HPE capex as a % of EBITDA ~3x higher than Dell (see page 26 for additional detail)
11.5 x
8.2 x
12.8 x
11.4 x
8.6 x
8.0 x
5.9 x
DELL Technologies
Excl. Public Subs2
NetApp
CISCO
IBM
Hewlett Packard Enterprise



TTM EQUITY VALUE / NON-GAAP NET INCOME
Discount to Median
(56)%
Peer Median: 12.1x
13.2 x4
5.4 x4
19.8 x
16.7 x
12.1 x
9.2 x
8.9 x
DELL Technologies
Excl. Public Subs2
NetApp
CISCO
Hewlett Packard Enterprise
IBM

Source: Dell Technologies public filings, IBES, CapIQ, and Bloomberg as of 13-Nov-2018. Note: IBM financial data does not include pending Red Hat acquisition and is priced as of the undisturbed date of 26-Oct-2018. Note: Dell and Dell ex. Public subsidiaries multiples assume a Class V offer price of $120, 1.5043 exchange ratio of Class V stock for Dell Technologies Class C common stock, and maximum cash election. Dell ex. Public subsidiaries multiples assume public subsidiary equity valuations as of 29-Jun-2018 (last trading day prior to announcement). [1] Calculated using FY18 non-GAAP revenue and the midpoint of FY19 revenue guidance. [2] Public Subs include VMware, Pivotal, and SecureWorks. [3] HPE levered free cash flow figure does not adjust for ~1 month of HPE Software cash flow impact prior to that divestiture. Excluded from calculation of Peer Median, since HPE multiple is greater than 50x and is not reflective of ongoing business. [4] TTM LFCF and TTM Non-GAAP Net Income are PF for incremental interest expense associated with $5B of new debt. [5] HPE EBITDA not comparable. (see page 26 for additional detail). Excluded from calculation of Peer Median.

DELL Technologies

27

IMPLIED MULTIPLES FOR DELL (EXCL. PUBLIC SUBS) ARE SIGNIFICANTLY LOWER THAN PEER MULTIPLES

PEER MULTIPLES AND IMPLIED PRO FORMA DELL TECHNOLOGIES EQUITY VALUATION[1]

EQUITY / LFCF[2,3]


4.1 x
~12.9 x
~16.5 x
Implied Dell (Excl. Public Subs)
Peer Median
High-end of Peers

PF DELL TECHNOLOGIES EQUITY VALUE[5]

$ 58.2B | **$ 87.7B** | **$ 100.1B**

EQUITY / NON-GAAP NET INCOME[3]


5.4 x
~12.1 x
~19.8 x
Implied Dell (Excl. Public Subs)
Peer Median
High-end of Peers

PF DELL TECHNOLOGIES EQUITY VALUE[5]

$ 58.2B | **$ 75.8B** | **$ 95.8B**

EV / EBITDA[4]


8.2 x
~10.0 x
~12.8 x
Implied Dell (Excl. Public Subs)
Peer Median
High-end of Peers

PF DELL TECHNOLOGIES EQUITY VALUE[5]

$ 58.2B | **$ 71.1B** | **$ 91.1B**

Source: Dell Technologies public filings, IBES, CapIQ, and Bloomberg as of 13-Nov-2018. Note: IBM financial data does not include pending Red Hat acquisition and is priced as of the undisturbed date of 26-Oct-2018. Median and premium multiples based on median and high-end multiples of Dell Technologies' peers, respectively. Those peers include: Cisco, NetApp, Hewlett Packard Enterprise, Hewlett-Packard, and IBM. [1] Implied valuation figures are derived by taking the Peer Median and High-end of Peers multiples for Equity / LFCF, Equity / Non-GAAP Net Income, and EV / EBITDA, multiplying by the corresponding Dell Technologies TTM LFCF, Non-GAAP Net Income, and EBITDA metric, and adjusting for the interest in public subsidiaries and consolidated net debt. [2] HPE LFCF not comparable. (see page 27 for additional detail) [3] TTM LFCF and TTM Non-GAAP Net Income are PF for incremental interest expense associated with $5B of new debt.
[4] HPE EBITDA not comparable. (see page 26 for additional detail) [5] PF equity value assumes max cash election.

DELL Technologies

28

THE FACTS SUPPORT THE VALUE OF THE STOCK CONSIDERATION To Arrive at a < $120 Value for Stock Consideration Requires Unwarranted Valuation Multiple and/or Discount Assumptions Illustrative Dell (Excl. Public Subs) ILLUSTRATIVE DELL EQUITY VALUE IMPLIED BY PEER MEDIAN NET INCOME MULTIPLE ( $ B) Equity Value Buildup Equity Value / TTM Non-GAAP Core Dell Peers Net Income 8.9 1.1 Equity value 2.3 NTAP 19.8 x based on peer CSCO 16.7 x median multiple 49.8 HPQ 12.1 x for illustrative HPE 9.2 x purposes Assumes full participation in cash IBM 8.9 x 75.8 consideration Mean 13.3 x (additional $5B cash Median 12.1 x consideration funded 31.5 by proceeds from Dell (Excl. Public Subs) $2.6B2 debt raise) TTM Non-GAAP Net Income Illustrative Dell (Excl. Public Subs) Equity Implied Equity VMware VMware Special Pivotal Secureworks Pro Forma Value Value of Dividend (To Fund Dell Technologies Mean of Peers $34.6B Dell Technologies Cash Consideration) 1 Equity Value (Excl. Public Subs) Median of Peers $31.5B Value of Dell Technologies’ stake in public subsidiaries M i ni m um exchange rati o: $ 75 . 8B / 729 . 9M shares = $ 103 . 90 per Cl ass C share ( x) rati o (1 . 5043: 1) = $ 156 . 29 i m pl i ed val ue per DV M T share M axi m um exchange rati o: $ 75 . 8B / 755 . 4M shares = $ 100 . 39 per Cl ass C share (x) rati o ( 1 . 8130: 1) = $ 182 . 00 i m pl i ed val ue per DV M T share CURRENT OFFER REPRESENTS A 23—34% DI SCOUNT TO THE VALUE OF DELL TECHNOLOGI E S I MPLI ED BY THE MEDI AN OF PEERS Source: CapIQ. Market data as at 13-Nov-2018. Note: IBM is priced as of undisturbed date (26-Oct-2018). Analysis assumes cash election is fully subscribed. 1 Represents $11B VMware special dividend (reducing Dell Technologies’ equity stake in VMware by approximately $9B based on proportional ownership). 2 Pro forma for interest expense and investment income from the bridge facility. 29

THE FACTS SUPPORT THE VALUE OF THE STOCK CONSIDERATION To Arrive at a < $120 Value for Stock Consideration Requires Unwarranted Valuation Multiple and/or Discount Assumptions Illustrative Dell (Excl. Public Subs) Enterprise Value Buildup ILLUSTRATIVE DELL EQUITY VALUE IMPLIED BY PEER MEDIAN EBITDA MULTIPLE ( $ B) Enterprise Value / Enterprise value based on peer median Core Dell Peers TTM Adj. EBITDA multiple for illustrative purposes NTAP 12.8 x    8.9 CSCO 11.4 x 2.3 1.1 HPQ 8.6 x IBM 8.0 x 49.8 HPE 5.9 x 43.9 Mean (Excl. HPE) 10.2 x 70.7 71.1 Median (Excl. HPE) 10.0 x Assumes full Dell (Excl. Public Subs) $7.1B participation in TTM Adj. EBITDA 26.8 cash Illustrative Dell (Excl. Public Subs) consideration Enterprise Value Mean of Peers $72.2B Dell Net Debt (Excl. Implied Dell VMware VMware Special Pivotal Secureworks PF Dell Median of Peers $70.7B Technologies Public Subs) Technologies Dividend (To Equity Value Enterprise Value (Pro Forma for Equity Value Fund Cash HPE not comparable on an EBITDA basis given that (Excl. $5B New Debt) (Excl. Public Consideration)1 capex as % of EBITDA significantly higher than peers Public Subs) Subs.) (refer page 26 for detail); HPE also employs non- Value of Dell Technologies’ stake in public subsidiaries comparable accounting methodology M i ni m um exchange rati o: $ 71 . 1B / 729 . 9M shares = $ 97 . 46 per Cl ass C share x rati o (1 . 5043: 1) = $ 146 . 61 i m pl i ed val ue per DV M T share M axi m um exchange rati o: $ 71 . 1B / 755 . 4M shares = $ 94 . 17 per Cl ass C share x rati o ( 1 . 8130: 1 ) = $ 170 . 73 i m pl i ed val ue per DV M T share CURRENT OFFER REPRESENTS A 18—30% DI SCOUNT TO THE VALUE OF DELL TECHNOLOGI E S I MPLI ED BY THE MEDI AN OF PEERS Source: CapIQ. Market data as at 13-Nov-2018. Note: IBM is priced as of undisturbed date (26-Oct-2018). Analysis assumes cash election is fully subscribed. 1 Represents $11B VMware special dividend (reducing Dell Technologies’ equity stake in VMware by approximately $9B based on proportional ownership). 30

APPLYING AN ARBITRARY DISCOUNT TO VALUE DELL TECHNOLOGIES IS UNWARRANTED DISCOUNTS COMMENTARY    Our portfolio is highly complementary, with material revenue, customer and market synergies gained from our integrated suite of products — $400 million of realized synergies in FY18 solely related to VMware (with FY19 on-track to achieve $700 million) — In FY18, 97% of top 500 customers purchased products and services from at least 2 of the 3 of Dell, EMC and VMware — Significant revenue synergy from combination of heritage Dell and EMC sales forces Synergistic    Our unmatched portfolio of end-to-end IT solutions has led to leading positions in key markets, and provides for significant scale Operating operations Portfolio — Dell Technologies is able to jointly engineer market-leading innovative products, such as the VxRail and VxRack hyper- converged products, which were created by combining best-of-breed software-defined data center layers from VMware with Dell Technologies’ industry-leading x86 servers — Dell Technologies is now #1 in hyper-converged infrastructure and is experiencing triple-digit growth in VxRail and VxRack1    Integration allows us to share innovation within the portfolio – we are ‘winning together’    Ownership structure is not uncommon within the technology sector; key large cap technology companies with dual class do not receive a material valuation discount due to structure    Oversight by highly-qualified independent directors constituting 50% of the board immediately after closing provides further protections to stockholders, with a Nominating and Corporate Governance Committee to be established Governance    One new independent director to be added by 30-Jun-2019    Class C stockholders will have the ability to elect, as a class, one director at each annual stockholders meeting beginning with the second stockholders meeting after closing    Management is highly aligned with stockholders due to significant economic ownership    Founder led and committed long-term stockholders, including Silver Lake Source: Gartner, IDC (2018). 1 Reflects the overall PC business, which includes software, services and peripherals (excluding printers and ink) that attach to sales of PC units. 31

PRO FORMA CAPITAL STRUCTURE OVERVIEW

DELL TECHNOLOGIES TOTAL DEBT (EXCL. PUBLIC SUBS)



$ 45.7B
$ 5.0B
Bridge Financing
$ 50.7B
As of September 2018[1]
Pro Forma

	As of September 2018	Pro Forma
Net Core Debt[2]	$29.9B[3]	$29.9B - $34.9B

- Up to $5.0B cash consideration to be funded by bridge financing
- Committed bridge financing to be replaced by secured or unsecured debt or a combination of these financing options

RATINGS REAFFIRMED BY AGENGIES

- Dell Technologies met with the Ratings Agencies to discuss the potential impact of an additional $5.0B of debt
- Feedback received was as follows:
  - Moody's – **Confirm ratings**
  - S&P – **Confirm ratings**; negative outlook
  - Fitch – **Confirm ratings**; negative outlook

DELL'S BUSINESS CAN SUPPORT CAPITAL STRUCTURE

- Dell has paid down **$13.7B** of gross debt since the EMC transaction
- Dell is committed to continue to prioritize debt paydown
- Dell generated $3.4B[4] of pro forma free cash flow after debt service and excluding $3.4B of free cash flow from public subsidiaries
- ~73% of capital structure is investment grade rated today

Source: Dell Technologies public filings. [1] Represents debt balances as of 6-Sep-2018, after $600M Term Loan A-3 payment on 4-Sep-2018. [2] Net Core Debt represents the total principal amount of our debt, less: (a) unrestricted subsidiary debt, (b) DFS related debt, (c) other debt, and (d) cash excluding unrestricted subsidiaries. [3] Calculated as $36.5B in core debt less $6.6B in cash. [4] Pro forma for interest on $5.0bn bridge loan with assumed rate of LIBOR + 175.

DELL Technologies

32

OVERVIEW OF PRO FORMA GOVERNANCE

THREE STRONG INDEPENDENT DIRECTORS, WITH FOURTH INDEPENDENT DIRECTOR TO BE ADDED BY JUNE 30



David Dorman
Founder, Centerview Capital Technology
Former Chairman & CEO, AT&T



Bill Green
Former Chairman & CEO, Accenture



Ellen Kullman
Former Chair & CEO, DuPont

+1

1 New Independent Director
To be appointed by 30-Jun-2019

COMPARISON OF CERTAIN STATUS QUO & PRO FORMA STOCKHOLDER RIGHTS

Selected Stockholder Rights	Status Quo	Pro Forma
Aligned economic interests of all share classes	x	✓
Board declassification	x	✓
Termination of certain consent rights held by Michael Dell and SLP	x	✓
One director to be voted on exclusively by Class C holders	x	✓
Formation of Nominating and Corporate Governance Committee	x	✓

FOUNDER LED AND COMMITTED LONG-TERM STOCKHOLDERS

MSD

- Michael Dell will continue to serve as Chairman and CEO, as well as Chairman of the newly established Nominating and Corporate Governance Committee
- Michael remains a committed stockholder and will beneficially own ~46% – 57% on a fully diluted basis
- Michael's shares will be subject to 180-day lockup period

SILVERLAKE

- Silver Lake remains a committed long-term partner with Michael Dell and will beneficially own ~15% – 19% on a fully diluted basis
- Silver Lake shares will be subject to 180-day lockup period
- Silver Lake has received approval on behalf of its investors to transfer the portion of its interest that is held in a 2007 vintage fund in part to Silver Lake's newest flagship fund and in part to a newly formed separate investment vehicle

DELLTechnologies

33

THE FACTS SUPPORT THE DELL TECHNOLOGIES TRANSACTION

		ASSERTIONS	FACTS AND RESPONSES
Valuation	Valuation of Consideration	Transaction overvalues Dell Technologies (Excl. Public Subs)	▪ Dell Technologies' business profile, growth trajectory and financial model are superior to its key competitors – positioning the Company at a premium to peers ▪ The valuation multiples for Dell Technologies and Dell Technologies (Excl. Public Subs) implied by the $120 transaction price are conservative given peer trading multiples ▪ References to post-announcement trading values are misleading because they ignore the fact that the Class V stock is trading based on deal dynamics, not fundamentals, and that the trading value is heavily impacted by deal uncertainty
		Transaction does not factor in a conglomerate discount	▪ Dell Technologies' family of businesses is collaborative, tightly integrated, and highly synergistic – a conglomerate discount is unwarranted ▪ Unlike other large cap companies, Dell Technologies' subsidiaries are publicly traded, and therefore arbitrary valuations are not applied to subsidiary assets
		Prior valuations for Dell Technologies were lower	▪ Prior valuations were — based on Dell Technologies as a private company and, as such, factored in an illiquidity discount — based on financial projections from earlier in 2017, prior to Dell Technologies demonstrating its recent momentum that had informed our public guidance — conducted prior to increase in peer valuations — conducted prior to significant expansion in value of VMware and Pivotal — did not incorporate significant cash flow and deleveraging from Nov-2017 to Jul-2018
	Value of Class V Stock	Transaction takes advantage of DVMT trading discount	▪ Implied $120 value represents a 42% premium to DVMT's last unaffected trading price prior to 2-Jul-2018 announcement ▪ The market determines the price for DVMT, not Dell Technologies, and the scale of DVMT relative to the universe of investors for tracking stocks has been a key limiting factor; we have taken several actions in an attempt to narrow the discount – including this transaction
	Impact of Leverage	Dell Technologies is highly levered and should trade at a discount	▪ Dell has an efficient capital structure and has rapidly paid down indebtedness ▪ Has de-levered by $13.7B since the EMC transaction and generates $3.4B[1] and $7.0B of core and consolidated cash flow, respectively ▪ Approximately 73% of capital structure is rated investment grade ▪ Additional debt is not expected to materially impact leverage or free cash flow

[1] $3.4B is after debt service, includes incremental interest expense associated with $5B of new debt, and excludes $3.4B of free cash flow from public subsidiaries.

DELL Technologies

34

THE FACTS SUPPORT THE DELL TECHNOLOGIES TRANSACTION

		ASSERTIONS	FACTS AND RESPONSES
Process		— Perspectives of DVMT investors weren't incorporated into the original offer — Special Committee was not sufficiently independent	▪ Transaction is the result of a rigorous nine month strategic process ▪ Special Committee received feedback from 20+ stockholders (~40% of base) prior to the original offer ▪ Negotiations conducted at arm's length by an independent committee, comprised of two highly qualified, independent directors, who were granted full latitude to negotiate with Dell Board ▪ At the request of the Special Committee and the Board, advisors engaged with selected stockholders to identify and address remaining concerns — discussions resulted in ~10% increase to deal consideration and governance improvements of Dell Technologies — four stockholders holding ~17% of the stock as of the record date have signed binding voting agreements in support of the transaction
Selected Alternatives	IPO	An IPO is not feasible	▪ We have met with certain investment banks to explore a potential IPO as a potential contingency plan in the event the Class V transaction is not consummated
Selected Alternatives	Standalone	Dell Technologies and/or Silver Lake needs to do the transaction	▪ While simplifying the capital structure is desirable, continuing with DVMT outstanding does not materially impact Dell Technologies' financial position or prospects ▪ Silver Lake has the flexibility and intention to hold the Dell Technologies investment for the long-term ▪ Silver Lake recently announced the approval of a fund-to-fund transaction subject to which it would transfer a portion of its Dell Technologies shares to longer-dated entities, consistent with Silver Lake's plans to remain a long-term stockholder
Ownership / Governance		Dell exhibits poor corporate governance due to its concentrated ownership and voting structure	▪ Highly-experienced independent directors provide effective oversight and protection of public stockholder interests ▪ If approved, the transaction includes several enhancements to governance: — the board will declassify and 50% of directors immediately after closing will be independent, with one additional independent director to be appointed by 30-Jun-2019 — voting control consistent with existing voting rights — establishment of Nominating and Corporate Governance Committee — one director to be voted on exclusively by Class C holders — termination of certain consent rights for Michael Dell and Silver Lake ▪ DVMT stockholders either voted for or acquired stock subject to the current voting structure ▪ Final vote will be determined by a 'majority of the minority', excluding Michael Dell and Silver Lake ▪ Management is highly aligned with stockholders due to significant economic ownership

DELL Technologies

35

ICAHN’S “VALUATION” OF DELL IS SELF-SERVING, ARBITRARY AND IMPLIES AN ILLOGICAL TRADING VALUE    Icahn asserts a 5x EBITDA multiple for core Dell Technologies    Icahn’s valuation defies logic    — Icahn references a stale 4.5x EBITDA multiple (EMC pre-acquisition), ignoring Dell Technologies’ superior growth profile and enhanced competitive positioning    — Icahn ignores the fact that peers trade between 8.0-12.8x EBITDA1    — Icahn asserts a 15% conglomerate discount despite the significant integration and synergistic nature of the public subsidiaries    — Icahn’s theoretical valuation would imply an impractically low P/E multiple    DISTRIBUTI ON OF TTM P/E AMONG RUSSELL 3000 COMPANIES    16%    14 % Icahn’s implied TTM P/E of 2.0x2 indicates Dell Technologies would 12 % trade in the lowest 1% of the 10 % Russell 3000 (and the multiple would be the lowest among S&P 8% 500 companies) 6%    4%    2%    0%    0-5x 5-10x 10-15x 15-20x 20-25x 25-30x 30-35x 35-40x 40-45x 45-50x Source: Dell Technologies public filings, Icahn investor presentation dated 13-Nov-2018, CapIQ. Note: Excludes companies with TTM P/E multiple less than 0.0x or greater than 50.0x. ¹ Excl. HPE given capex as % of EBITDA significantly higher than peers (see page 26 for detail). HPE also employs non-comparable accounting methodology. 2 Based on Icahn’s valuation of core Dell equity ($5.1B) and Dell Technologies’ (Excl. Public Subs) TTM net income ($2.6B) pro forma for interest expense from bridge facility. 36

ICAHN’S ALLEGATIONS REGARDING DVMT GOVERNANCE PROVISIONS ARE MISLEADING ASSERTIONS FACTS AND RESPONSES    Economic benefits of selling VMW shares and repurchasing DVMT shares at a discount accrued pro rata to all continuing Share repurchases of DVMT benefited all stockholders stockholders other than DVMT holders    Also supported the price of DVMT stock, particularly given the more limited universe of potential tracking stock buyers    Provided immediate liquidity to selling DVMT stockholders    Requiring dividends to be passed on is not typical in tracking stock structures and would put the tax structure at risk No obligation to pass VMware dividends on    Any dividends received from VMW would accrue to the benefit of the Class V group and, indirectly, the DVMT holders to holders of DVMT reflects poor    Requiring that any reallocation of those funds be approved by the Capital Stock Committee (which consists entirely of governance independent directors) is best practice and more protective than in many tracking stocks Conversion events were structured in a    Conversion events were specifically negotiated by EMC’s board of directors and approved by EMC stockholders manner contrary to DVMT stockholders’    Any exercise of the conversion right would be subject to the fiduciary duties of the board to all stockholders, including the interests holders of DVMT    The flexibility to substitute other assets is typical in tracking stock structures and not having such flexibility would put the “Ability to substitute other assets for tax structure at risk VMware shares” reflects poor governance    Requiring that any substitution be approved by the Capital Stock Committee is best practice and more protective than in many tracking stocks    Lays out a market based valuation construct for converting economic interest of Class V stockholders    Any potential conversion would include a premium to the value determined by the market “Forced conversion” in IPO    Any exercise of the conversion right would be subject to the fiduciary duties of the board to all stockholders including the holders of DVMT Capital Stock Committee is the only group deemed to represent the rights of DVMT    The entire board has fiduciary duties to all Dell stockholders, including Class V stockholders    The Capital Stock Committee is additive and governance constitutes best practices 37

CLASS V TRANSACTION: THE BEST ALTERNATIVE TO MAXIMIZE VALUE FOR DVMT STOCKHOLDERS    This transaction …is the result of a rigorous process including a fully independent Special Committee, with a mandatory ‘majority of the minority’ vote to be held …incorporates direct feedback from stockholders regarding value, cash consideration and governance; four stockholders holding ~17% of the stock as of the record date have signed binding voting agreements in support of the transaction …is at a fair price, representing a significant premium of ~42% to the DVMT closing price prior to announcement, significantly above precedent transaction premia …provides stockholders with the opportunity to participate in the upside of Dell Technologies, which has an unmatched portfolio of integrated, end-to-end IT solutions, leading positions in key strategic markets and significant scale …includes several governance enhancements not currently available to DVMT stockholders    We believe that this transaction is the best way to maximize value for DVMT stockholders Source: CapIQ, company filings 38

APPENDIX 39

CSG INDUSTRY TRENDS W ORLDW IDE PC REVENUE FORECAST ( $ B) PC UNIT SHARE TREND (UNITS SOLD)    75%    65% $250 2%    CAGR1 55% $200 45%    35% $150 Top 3 Vendors (Dell, HP, Lenovo) All Others    25%    1Q’12 2Q’13 3Q’14 4Q’15 1Q’17 2Q’18 $100 $50 DELL YoY CHANGE IN GLOBAL PC UNIT SHARE (BPS) 300 23 consecutive quarters of YoY share gains $-    2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 225 188    169 174 158 162    129 129 143 IDC forecasts trajectory to stabilize over next few years 150 114 119 120 110 105 111 90 86 83    70 Demand supported by release of new operating 75    21 systems and end-of-life support for older systems 1 3 1    0    Q2 Q4 Q2 Q4 Q2 Q4 Q2 Q4 Q2 Q4 Q2 Source: IDC (2018). 1 5-year CAGR from 2016-2021. Note: Represents calendar years and quarters. 2013 2013 2014 2014 2015 2015 2016 2016 2017 2017 2018 40

ISG INDUSTRY TRENDS Dell Technologies is the clear leader in x86 Servers, External Storage, and Hyper-converged Infrastructure # # # HYPER—CO NVERGED 1 x86 SERVERS 1 EXTERNAL STORAGE 1 INFRASTRUCTURE (Revenue, in $B) (Revenue, in $B) (Revenue, in $B)    All-Flash Array 27%    CAGR    9% $10.1 CAGR 0%    CAGR 44%    $86.6 CAGR    $75.5 $25.8 $25.9 $25.8    42% 39% 35% $5.8 $52.7    17%    26%    47%    48% $1.1    35%    11% 2015A 2018E 2021E 2015A 2018E 2021E 2015A 2018E 2021E Source: Gartner, IDC (2018) All-Flash Array Hard Disk Array Hybrid Array 41

OUTPERFORMANCE VS. MARKET Our ability to deliver differentiated and integrated IT solutions has driven significant revenue growth and share gains EXTERNAL STORAGE REVENUE 1 MAINSTREA M SERVER REVENUE 2 HYPERCONVERGED SYSTEMS REVENUE 3 YoY 61.7% ISG 31.1% 28.2% 119.0% 116.1%    20.8% 43.1% 20.7% 18.0% 78.2% 17.1% 14.8% -3.8% 32.3% 57.2% 52.7% TOTAL CLIENT PC UNITS 4 COMME RCI AL PC UNITS 4 CONSUMER PC UNITS 4 YoY CSG 7.8% 6.1% 9.6% 8.3% 3.7% 4.8%    6.9% 1.1% 2.7% 4.4% -2.8%     -7.8% -5.5%     -8.3% -8.5% 1 External Storage Revenue Source: H1 CY18 IDC External Storage data as of 05-Sept-2018. 2 Mainstream Server Revenue Source: H1 CY18 IDC Mainstream Server data as of 05-Sept-2018. 3 Hyperconverged Systems Revenue Source: H1 CY18 IDC Hyperconverged data as of 25-Sep-2018. 4 Client Unit Source: H1 CY18 IDC Client data as of 08-Aug-2018. 42

UNMATCHED PORTFOLIO OF SOLUTIONS

The most complete portfolio of technology solutions: Software, Hardware and Services

DELL Technologies

DELL | DELL EMC | Pivotal | RSA | Secureworks | virtustream | vmware | DELL Boomi

Cloud Native SW Development	Multi-cloud Management	Server, Storage, HCI	Client, Software & Peripherals	Software-defined Data Center	Managed Security Services

DIGITAL TRANSFORMATION

IT TRANSFORMATION

WORKFORCE TRANSFORMATION

SECURITY TRANSFORMATION

DELL Technologies

43

COMPANY HIGHLIGHTS

Dramatic transformation since going private

1. INTEGRATED, END-TO-END TECHNOLOGY PROVIDER AT SCALE
2. COMPLEMENTARY PORTFOLIO OF LEADING SOLUTIONS
3. BEST-IN-CLASS GO-TO-MARKET MODEL
4. SUPERIOR FINANCIAL MODEL
5. WORLD-CLASS MANAGEMENT TEAM

44

DELL Technologies

1 | INTEGRATED, END-TO-END TECHNOLOGY PROVIDER AT SCALE    Unmatched scale and breadth of IT solutions $87B $81B $57B $49B $47B $31B $6B Client Storage Server Networking Virtualization Cybersecurity Cloud Platform Source: TTM Non-GAAP revenue presented for all companies based on most recent filings. Cisco’s Whiptail storage business considered immaterial. 45

2 | COMPLEMENTARY PORTFOLIO OF LEADING SOLUTIONS

Leverage leading positions across all solutions to create cross selling opportunities

Segment	Sector Size	Position	Description	Brands
Storage	$26B	#1	External Storage; PBBA/Backup; All-flash Arrays; Integrated Infrastructure	Dell EMC PowerMax, Isilon, Dell EMC Data Domain, XtremIO, VxRail, VCE
Servers	$76B	#1	Total Revenue and Units x86 Servers	Dell EMC
Client[1]	$189B	#1	Client Revenue/ Profitability; Client Monitors Globally	Dell, Alienware, Wyse
Virtualization[2]	$31B	#1	Server Virtualization Software	vmware vSphere, NSX, vRealize, Workspace ONE, vSAN
Security	$42B	Gartner Magic Quadrant **Leader**		Secureworks, RSA
Cloud	$80B	**Leading**	Managed Cloud, PaaS, and Big Data	Boomi, Pivotal Container Service, vmware, AWS vmware, vmware Cloud Provider Program, virtustream, Pivotal

Source: Gartner, IDC market research, Company filings; [1] Statistic calculated by Dell Technologies utilizing other PC OEMs' financial information, including HP Inc.'s Personal Systems operating segment and Lenovo International's PC & Smart Device business group, from the companies' respective public filings. [2] Refer to page 18 of 18-Sep-2018 Analyst Day Presentation.

46

DELL Technologies

3 | BEST-IN-CLASS GO-TO-MARKET MODEL Sales force is comprised of over 40k individuals across 72 countries complemented by a growing partner program with approximately 150k partners across 180 countries    Successful Integration One-stop-shop for technology solutions across software, hardware and services Enterprise Cross-selling 3k accounts In FY18, 97% of top 500 customers purchased products and services from at least 2 of the 3 of Dell, EMC and VMware Attach Rates Commercial Direct model drives sales of high-margin 500k accounts software and services Customer Relationships Distribution business model emphasizes direct communication, leading to deeper relationships Consumer & Small Business <100 employees 47

4 | SUPERIOR FINANCIAL MODEL Company positioned to achieve sustainable, long-term growth and share gain with a focus on cash flow Focus on Long-Term Industry-Leading Free Best-in-Class Unit Efficient Capital Growth and Share Gain Cash Flow Conversion Economics with High Attach Structure and Significant Rates for Higher-Margin Financial Flexibility Products and Services 48

5 | WORLD-CLASS MANAGEMENT TEAM

Committed and highly-experienced management team, with an average of 24 years of experience successfully navigating technology changes in the IT industry

DELL TECHNOLOGIES



Michael Dell
Chairman & CEO



Jeff Clarke
VC, Products & Operations



Tom Sweet
CFO



Allison Dew
CMO



Howard Elias
President, Services, Digital & IT



Marius Haas
President & Chief Commercial Officer



Karen Quintos
CCO



Bill Scannell
President, Global Enterprise Sales & Customer Operations

STRATEGICALLY ALIGNED BUSINESSES



Pat Gelsinger
CEO, VMware



Rob Mee
CEO, Pivotal



Mike Cote
CEO, Secureworks

DellTechnologies
Pivotal
DIGITAL TRANSFORMATION
Boomi
DEV OPS
vmware
CLOUD
Secureworks
VIRTUALIZATION
RSA
SECURITY
DELLEMC
SERVER & STORAGE
DELL
PC

DellTechnologies

49

HOW WE ARE ORGANIZED

Infrastructure Solutions Group

Client Solutions Group

VMware

Other Aligned Businesses

Dell Financial Services

Go-to-Market

Global Services & Support

34k+	165+	>40	95%	7	87
Dell EMC Services Professionals	Countries Supported Worldwide	Languages	Customer Satisfaction Rating	Global Command Centers	Technical Support Sites

Supply Chain

~$64B	25	~50	900+	200k+	73M	-53
Gross Production Spend with Suppliers	Manufacturing Locations	Distribution Centers	Parts Distribution Centers	Orders Shipped Per Day	Pounds of Recycled Plastic & Other Sustainable Materials in our Products Since 2014	Day Cash Conversion Cycle

DELL Technologies

50

DELL TRANSFORMATION SINCE GOING PRIVATE Michael Dell and Silver Lake have partnered to transform the company since the take-private transaction in October 2013 Take-Private (TTM Q2 FY14)1 Today (FY19E / CY18E)1,2 Non-GAAP Revenue $56.6B $91.3B Organic (6)% +14% Revenue Growth Non-GAAP Operating $3.0B $8.6B Income Non-GAAP 5.4% 9.4% Operating Margin Non-GAAP $2.2B $5.1B Net Income Non-GAAP (38)% +17% Net Income Growth Equity Stakes in $44B $0 Public Subsidiaries (pro forma for VMware special dividend)3 Source: CapIQ, Company information 1 Revenue for Today (FY19E/CY18E) is accounted for under ASC 606 and excludes discontinued businesses, while revenue for Take-Private (TTM Q2’FY14) is accounted for under ASC 605 and includes discontinued businesses. 2 Based on midpoint of FY19 guidance. Past performance is not indicative of future results. 3 Public Subsidiaries include VMware, Pivotal and Secureworks; Market data as of 13-Nov-2018; Pro forma for $11B VMware special dividend (reducing Dell Technologies’ equity stake in VMware by approximately $9B). 51

DELL HAS HELPED ACCELERATE VMWARE GROWTH    YoY LICENSE BILLINGS GROW TH    PRE-EMC TRANSACTION POST-EMC TRANSACTION    21%    19 % VMware has benefited from 16 % substantial 14% 14 % synergies as part 13 % of the Dell Technologies 9 % family Realized ~$400M 7 % in FY18 & on-track 2% 5 % for $700M in FY19 4% 1% 1%    3 %    Q1 FY15 Q2 FY15 Q3 FY15 Q4 FY15 Q1 FY16 Q2 FY16 Q3 FY16 Q4 FY16 Q1 FY18 Q2 FY18 Q3 FY18 Q4 FY18 Q1 FY19 Q2 FY19 Average License Billings Growth: 4% Average License Billings Growth: 15% LICENSE BILLINGS1 $ 0.6 $ 0.7 $ 0.6 $ 0.8 $ 0.6 $ 0.7 $ 0.7 $ 1.0 $ 0.6 $ 0.8 $ 0.8 $ 1.1 $ 0.7 $ 0.9 MAINTENANCE AND SERVICES $ 0.9 $ 1.0 $ 1.0 $ 1.4 $ 0.9 $ 1.2 $ 1.1 $ 1.6 $ 1.0 $ 1.4 $ 1.4 $ 1.8 $ 1.2 $ 1.5 BILLINGS1,2 TOTAL $ 1.4 $ 1.73 $ 1.6 $ 2.3 $ 1.5 $ 1.8 $ 1.8 $ 2.6 $ 1.6 $ 2.2 $ 2.1 $ 2.9 $ 1.9 $ 2.4 BILLINGS1 Source: VMware public filings. Note: 1Billings (i.e. growth in revenue plus sequential change in unearned revenue) data through FY18 shown on an ASC 605 basis. FY19 shown on a ASC 606 basis. FY18 and earlier growth rates are done on an ASC 605 basis. FY19 YoY growth rates are done on an ASC 606 adj-basis. 2 Maintenance and Services defined as “SnS and PSO”. 3 Q2 FY15 total revenue is Non-GAAP, excluding GSA 52 settlement.

ACCELERATING DELL TECHNOLOGIES GROWTH TRAJECTORY Dell Technologies revenue growth has accelerated in FY19; growth has been broad-based across business units and geographies CONSOLIDATED NON—GAAP REVENUE GROW TH REVENUE GROW TH BY SEGMENT (H1 FY19) (YoY) TRAJECTORY (YoY)    24%    17% 17%    16% 13% 11%    8%    CSG ISG VMware Other Consolidated ORDERS GROW TH BY REGION (H1 FY19) (YoY) 8%    29%    25% 13% Q4 FY18¹ Q1 FY19 Q2 FY19 Americas EMEA APJ Source: Company information 1 YoY revenue growth for Q4 FY18 based on Non-GAAP revenue under ASC 605. 53

VMWARE: LEADING HYBRID CLOUD PROVIDER VMware is best positioned to serve technology needs in a hybrid, multi—cloud environment Any Device Any APP APP APP APP APP APP SaaS SaaS SaaS Application    Traditional Cloud Native SaaS    Edge    Computing Any Cloud Private Clouds Public Clouds    Telco Networks 54

WINNING TOGETHER IN FY18 $400M $491M +60% Bookings Revenue YoY Referral    Synergies ACV Growth +63% +1.5k +128% +70% YoY Enterprise New YoY Growth in Partner Origination Cloud Orders Growth Customers Sell Through Opportunities Revenue 55

GAAP TO NON-GAAP RECONCILIATION

Dell Technologies Consolidated (Quarterly)
($ in Millions)

	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19	Q2 FY19	YTD FY19
GAAP Net revenue	18,000	19,521	19,556	21,963	79,040	21,356	22,942	44,298
Impact of purchase accounting	355	335	295	284	1,269	187	180	367
Non-GAAP Net revenue	18,355	19,856	19,851	22,247	80,309	21,543	23,122	44,665
GAAP Operating income / (loss)	(1,272)	(665)	(410)	(69)	(2,416)	(153)	(13)	(166)
Amortization of intangibles	1,776	1,740	1,734	1,730	6,980	1,522	1,526	3,048
Impact of purchase accounting	423	406	366	351	1,546	222	215	437
Transaction related	191	138	86	87	502	166	104	270
Other corporate expenses	307	247	333	273	1,160	269	276	545
Non-GAAP Operating income / (loss)	1,425	1,866	2,109	2,372	7,772	2,026	2,108	4,134
GAAP Net income / (loss)	(1,203)	(739)	(851)	(133)	(2,926)	(538)	(461)	(999)
Amortization of intangibles	1,776	1,740	1,734	1,730	6,980	1,522	1,526	3,048
Impact of purchase accounting	423	406	366	351	1,546	222	215	437
Transaction related	191	138	86	87	502	166	104	270
Other corporate expenses	307	247	333	273	1,160	269	276	545
Aggregate adjustment for taxes	(733)	(680)	(469)	(1,010)	(2,892)	(467)	(311)	(778)
Non-GAAP Net income / (loss)	761	1,112	1,199	1,298	4,370	1,174	1,349	2,523
GAAP Net income / (loss)	(1,203)	(739)	(851)	(133)	(2,926)	(538)	(461)	(999)
Interest and other, net	572	545	682	554	2,353	470	455	925
Income tax (benefit) / expense	(641)	(471)	(241)	(490)	(1,843)	(85)	(7)	(92)
Depreciation and amortization	2,212	2,142	2,137	2,143	8,634	1,914	1,931	3,845
Stock-based compensation	201	208	221	205	835	199	216	415
Impact of purchase accounting	357	335	298	284	1,274	222	145	367
Transaction-related expenses	191	138	86	87	502	166	85	251
Other corporate expenses	106	22	109	68	305	35	95	130
Adjusted EBITDA	1,795	2,180	2,441	2,718	9,134	2,383	2,459	4,842
CFOps	285	1,820	1,639	3,099	6,843	1,159	2,633	3,792
Capex	(245)	(316)	(341)	(310)	(1,212)	(273)	(288)	(561)
Cap SW expense	(89)	(98)	(94)	(88)	(369)	(89)	(71)	(160)
Free Cash Flow	(49)	1,406	1,204	2,701	5,262	797	2,274	3,071
DFS Financing Receivables	136	521	369	627	1,653	249	499	748
Free cash flow before increase in DFS Financing Receivables	87	1,927	1,573	3,328	6,915	1,046	2,773	3,819

Note: Data sourced from public filings or derived from public filings.

DELL Technologies

56

GAAP TO NON-GAAP RECONCILIATION

Summary overview
Q2 FY19 TTM ($ in Millions)

	Ex. Public Subs	VMW	PVTL	SCWX	Dell Technologies Consolidated
	Calculated Core Dell	As Reported 10-Q / 10-K			As Reported10-Q / 10-K
GAAP Net revenue	76,395	8,347	582	493	85,817
Impact of purchase accounting	946	-	-	-	946
Non-GAAP Net revenue	77,341	8,347	582	493	86,763
GAAP Operating income / (loss)	(2,322)	1,908	(151)	(80)	(645)
Amortization of intangibles	6,331	144	9	28	6,512
Impact of purchase accounting	1,153	-	-	1	1,154
Transaction related	405	38	-	-	443
Other corporate expenses	393	695	47	16	1,151
Non-GAAP Operating income / (loss)	5,960	2,785	(95)	(35)	8,615
GAAP Net income / (loss)	(3,405)	1,595	(145)	(28)	(1,983)
Amortization of intangibles	6,331	144	9	28	6,512
Impact of purchase accounting	1,153	-	-	1	1,154
Transaction related	1,428	(985)	-	-	443
Other corporate expenses	393	695	47	16	1,151
Aggregate adjustment for taxes	(3,088)	872	-	(41)	(2,257)
Non-GAAP Net income / (loss)	2,811	2,321	(89)	(24)	5,020
GAAP Net income / (loss)	(3,405)	1,595	(145)	(28)	(1,983)
Interest and other, net	3,240	(1,079)	(0)	-	2,161
Income tax (benefit) / expense	(2,156)	1,392	(6)	(53)	(823)
Depreciation and amortization	7,689	373	21	42	8,125
Stock-based compensation	82	695	47	17	841
Impact of purchase accounting	948	-	-	1	949
Transaction-related expenses	386	38	-	-	424
Other corporate expenses	307	-	-	-	307
Adjusted EBITDA	7,091	3,014	(83)	(21)	10,001
CFOps	4,848	3,695	(33)	20	8,530
Capex	(914)	(279)	(8)	(11)	(1,212)
Cap SW expense	(342)	-	-	-	(342)
Free Cash Flow	3,592	3,416	(41)	9	6,976

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

DELL Technologies

57

GAAP TO NON-GAAP RECONCILIATION (CONT'D)

Dell Technologies Consolidated
Q2 FY19 TTM ($ in Millions)

	FY18	+Q2 FY19 YTD	-Q2 FY18 YTD	Q2 FY19 TTM
GAAP Net revenue	**79,040**	**44,298**	**37,521**	**85,817**
Impact of purchase accounting	1,269	367	690	946
Non-GAAP Net revenue	**80,309**	**44,665**	**38,211**	**86,763**
GAAP Operating income / (loss)	**(2,416)**	**(166)**	**(1,937)**	**(645)**
Amortization of intangibles	6,980	3,048	3,516	6,512
Impact of purchase accounting	1,546	437	829	1,154
Transaction related	502	270	329	443
Other corporate expenses	1,160	545	554	1,151
Non-GAAP Operating income / (loss)	**7,772**	**4,134**	**3,291**	**8,615**
GAAP Net income / (loss)	**(2,926)**	**(999)**	**(1,942)**	**(1,983)**
Amortization of intangibles	6,980	3,048	3,516	6,512
Impact of purchase accounting	1,546	437	829	1,154
Transaction related	502	270	329	443
Other corporate expenses	1,160	545	554	1,151
Aggregate adjustment for taxes	(2,892)	(778)	(1,413)	(2,257)
Non-GAAP Net income / (loss)	**4,370**	**2,523**	**1,873**	**5,020**
GAAP Net income / (loss)	**(2,926)**	**(999)**	**(1,942)**	**(1,983)**
Interest and other, net	2,353	925	1,117	2,161
Income tax (benefit) / expense	(1,843)	(92)	(1,112)	(823)
Depreciation and amortization	8,634	3,845	4,354	8,125
Stock-based compensation	835	415	409	841
Impact of purchase accounting	1,274	367	692	949
Transaction-related expenses	502	251	329	424
Other corporate expenses	305	130	128	307
Adjusted EBITDA	**9,134**	**4,842**	**3,975**	**10,001**
CFOps	**6,843**	**3,792**	**2,105**	**8,530**
Capex	(1,212)	(561)	(561)	(1,212)
Cap SW expense	(369)	(160)	(187)	(342)
Free Cash Flow	**5,262**	**3,071**	**1,357**	**6,976**

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

58

GAAP TO NON-GAAP RECONCILIATION (CONT'D)

SecureWorks
Q2 FY19 TTM ($ in Millions)

	FY18	+Q2 FY19 YTD	-Q2 FY18 YTD	Q2 FY19 TTM
GAAP Net revenue	**468**	**255**	**230**	**493**
Impact of purchase accounting		-	-	-
Non-GAAP Net revenue	**468**	**255**	**230**	**493**
GAAP Operating income / (loss)	**(83)**	**(32)**	**(35)**	**(80)**
Amortization of intangibles	28	14	14	28
Impact of purchase accounting	2	-	1	1
Transaction related	-	-	-	-
Other corporate expenses	13	10	7	16
Non-GAAP Operating income / (loss)	**(40)**	**(8)**	**(13)**	**(35)**
GAAP Net income / (loss)	**(28)**	**(24)**	**(24)**	**(28)**
Amortization of intangibles	28	14	14	28
Impact of purchase accounting	2	-	1	1
Transaction related	-	-	-	-
Other corporate expenses	13	10	7	16
Aggregate adjustment for taxes	(42)	(5)	(7)	(41)
Non-GAAP Net income / (loss)	**(27)**	**(5)**	**(9)**	**(24)**
GAAP Net income / (loss)	**(28)**	**(24)**	**(24)**	**(28)**
Interest and other, net	3	(2)	1	-
Income tax (benefit) / expense	(58)	(7)	(12)	(53)
Depreciation and amortization	42	21	21	42
Stock-based compensation	14	10	7	17
Impact of purchase accounting	1	-	-	1
Transaction-related expenses	-	-	-	-
Other corporate expenses		-	-	-
Adjusted EBITDA	**(26)**	**(2)**	**(7)**	**(21)**
CFOps	**1**	**11**	**(8)**	**20**
Capex	(14)	(5)	(8)	(11)
Cap SW expense	-	-	-	-
Free Cash Flow	**(13)**	**6**	**(16)**	**9**

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

DELL Technologies

59

GAAP TO NON-GAAP RECONCILIATION (CONT'D)

Pivotal
Q2 FY19 TTM ($ in Millions)

	FY18	+Q2 FY19 YTD	-Q2 FY18 YTD	Q2 FY19 TTM
GAAP Net revenue	509	320	247	582
Impact of purchase accounting	-	-	-	-
Non-GAAP Net revenue	509	320	247	582
GAAP Operating income / (loss)	(168)	(69)	(87)	(151)
Amortization of intangibles	11	3	6	9
Impact of purchase accounting	-	-	-	-
Transaction related	-	-	-	-
Other corporate expenses	29	30	11	47
Non-GAAP Operating income / (loss)	(129)	(36)	(69)	(95)
GAAP Net income / (loss)	(164)	(68)	(87)	(145)
Amortization of intangibles	11	3	6	9
Impact of purchase accounting	-	-	-	-
Transaction related	-	-	-	-
Other corporate expenses	29	30	11	47
Aggregate adjustment for taxes	-	-	-	-
Non-GAAP Net income / (loss)	(124)	(35)	(70)	(89)
GAAP Net income / (loss)	(164)	(68)	(87)	(145)
Interest and other, net	(2)	(1)	(3)	(0)
Income tax (benefit) / expense	(3)	(0)	3	(6)
Depreciation and amortization	22	9	11	21
Stock-based compensation	29	30	11	47
Impact of purchase accounting	-	-	-	-
Transaction-related expenses	-	-	-	-
Other corporate expenses	-	-	-	-
Adjusted EBITDA	(117)	(30)	(64)	(83)
CFOps	(116)	23	(61)	(33)
Capex	(13)	(4)	(8)	(8)
Cap SW expense	-	-	-	-
Free Cash Flow	(129)	19	(69)	(41)

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

DELL Technologies

60

GAAP TO NON-GAAP RECONCILIATION (CONT'D)

VMware
Q2 FY19 TTM ($ in Millions)

	FY18	+Q2 FY19 YTD	-Q2 FY18 YTD	Q2 FY19 TTM
GAAP Net revenue	**7,862**	**4,183**	**3,698**	**8,347**
Impact of purchase accounting	-	-	-	-
Non-GAAP Net revenue	**7,862**	**4,183**	**3,698**	**8,347**
GAAP Operating income / (loss)	**1,702**	**891**	**685**	**1,908**
Amortization of intangibles	132	76	64	144
Impact of purchase accounting	-	-	-	-
Transaction related	132	24	118	38
Other corporate expenses	689	342	336	695
Non-GAAP Operating income / (loss)	**2,655**	**1,333**	**1,203**	**2,785**
GAAP Net income / (loss)	**659**	**1,586**	**650**	**1,595**
Amortization of intangibles	132	76	64	144
Impact of purchase accounting	-	-	-	-
Transaction related	89	(991)	83	(985)
Other corporate expenses	689	342	336	695
Aggregate adjustment for taxes	597	141	(134)	872
Non-GAAP Net income / (loss)	**2,166**	**1,154**	**999**	**2,321**
GAAP Net income / (loss)	**659**	**1,586**	**650**	**1,595**
Interest and other, net	(112)	(1,056)	(89)	(1,079)
Income tax (benefit) / expense	1,155	361	124	1,392
Depreciation and amortization	336	307	270	373
Stock-based compensation	689	342	336	695
Impact of purchase accounting	-	-	-	-
Transaction-related expenses	132	24	118	38
Other corporate expenses	-	-	-	-
Adjusted EBITDA	**2,859**	**1,564**	**1,409**	**3,014**
CFOps	**3,211**	**1,882**	**1,398**	**3,695**
Capex	(263)	(121)	(105)	(279)
Cap SW expense	-	-	-	-
Free Cash Flow	**2,948**	**1,761**	**1,293**	**3,416**

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

61
DELL Technologies

GAAP TO NON-GAAP RECONCILIATION (CONT'D)

Derived "Core Dell" (Excluding Public Subsidiaries)
Q2 FY19 TTM ($ in Millions)

	FY18	+Q2 FY19 YTD	-Q2 FY18 YTD	Q2 FY19 TTM
GAAP Net revenue	70,201	39,540	33,346	76,395
Impact of purchase accounting	1,269	367	690	946
Non-GAAP Net revenue	71,470	39,907	34,036	77,341
GAAP Operating income / (loss)	(3,867)	(956)	(2,500)	(2,322)
Amortization of intangibles	6,809	2,955	3,432	6,331
Impact of purchase accounting	1,544	437	828	1,153
Transaction related	370	246	211	405
Other corporate expenses	429	163	200	393
Non-GAAP Operating income / (loss)	5,286	2,845	2,170	5,960
GAAP Net income / (loss)	(3,393)	(2,493)	(2,481)	(3,405)
Amortization of intangibles	6,809	2,955	3,432	6,331
Impact of purchase accounting	1,544	437	828	1,153
Transaction related	413	1,261	246	1,428
Other corporate expenses	429	163	200	393
Aggregate adjustment for taxes	(3,447)	(914)	(1,272)	(3,088)
Non-GAAP Net income / (loss)	2,355	1,409	953	2,811
GAAP Net income / (loss)	(3,393)	(2,493)	(2,481)	(3,405)
Interest and other, net	2,464	1,984	1,208	3,240
Income tax (benefit) / expense	(2,937)	(446)	(1,227)	(2,156)
Depreciation and amortization	8,234	3,508	4,052	7,689
Stock-based compensation	103	33	55	82
Impact of purchase accounting	1,273	367	692	948
Transaction-related expenses	370	227	211	386
Other corporate expenses	305	130	128	307
Adjusted EBITDA	6,418	3,310	2,637	7,091
CFOps	3,747	1,876	776	4,848
Capex	(922)	(431)	(440)	(914)
Cap SW expense	(369)	(160)	(187)	(342)
Free Cash Flow	2,456	1,285	149	3,592
DFS Financing Receivables	1,653	748	657	1,744
Free cash flow before increase in DFS Financing Receivables	4,109	2,033	806	5,336

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

DELL Technologies

62